SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                              Macrochem Corporation
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55590310
                               -------------------
                                 (CUSIP Number)

                                February 14, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [X]   Rule 13d-1(c)

        [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 2 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less then 5%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 3 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial Ltd.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 4 of 8
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Strong River Investments, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              N/A
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            N/A
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           N/A
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                N/A
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                      [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Less than 5%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     CO
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 5 of 8

Item 1(a).     Name of Issuer:

               Macrochem Corporation, a Delaware corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               110  Hartwell Avenue
               Lexington, Massachusetts 02421-3134

Items 2(a), (b)
and (c).       Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This statement constitutes Amendment No. 1 to the statement on
               Schedule 13G filed with the Securities and Exchange Commission on August 8, 2001 on behalf of (i) Cavallo Capital Corp., a New York corporation ("Cavallo"), (ii) Pine Ridge Financial Ltd., a British Virgin Islands company ("Pine Ridge") and (iii) Strong River Investments, Inc., a British Virgin Islands company ("Strong River;" together with Cavallo and Pine Ridge, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was previously filed as an exhibit to the
               Schedule 13G filed on August 8, 2001, pursuant to which the Reporting Persons agreed to file the initial Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, and such Joint Filing Agreement is incorporated by reference herein.

               The principal business office of Cavallo is 660 Madison Avenue, 18th Floor, New York, New York, 10021.

               The principal business office of Pine Ridge is c/o Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O. Box 873, Road Town, Tortolla, BVI.

               The principal business office of Strong River is c/o Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I, Vanterpool Plaza, P.O. Box 873, Road Town, Tortolla, BVI.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.01 per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               55590310

Item 3.        Not applicable.

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 6 of 8

Item 4.        Ownership:

               (a)  Amount beneficially owned:

                    N/A

               (b)  Percent of class:

                    Less than 5%

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: N/A

                    (ii)  Shared power to vote or direct the vote: N/A

                    (iii) Sole power to dispose or to direct the disposition of:
                          N/A

                    (iv) Shared power to dispose of or direct the disposition of: N/A

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of a Group.

               N/A

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 7 of 8

               securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 55590310                                                 Page 8 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2003.

                                 CAVALLO CAPITAL CORP.

                                 By: /s/ Avi Vigder
                                     ------------------------------
                                     Name:  Avi Vigder
                                     Title: Authorized Signatory


                                 PINE RIDGE FINANCIAL LTD.

                                 By: Cavallo Capital Corp.,
                                     its investment manager

                                 By: /s/ Avi Vigder
                                     ------------------------------
                                     Name:  Avi Vigder
                                     Title: Authorized Signatory


                                 STRONG RIVER INVESTMENTS, INC.

                                 By: Cavallo Capital Corp.,
                                     its investment manager

                                 By: /s/ Avi Vigder
                                     ------------------------------
                                     Name:  Avi Vigder
                                     Title: Authorized Signatory